SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

GLOBAL HEALTHCARE REIT, INC.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

37953J107

(CUSIP Number)

Michael J. Fox

Park City Capital, LLC

200 Crescent Court, Suite 1575

Dallas, Texas 75201

214.855.0800

With a Copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37953J107	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Park City Capital Offshore Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,333,334
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,333,334
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,333,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37953J107	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Park City Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,333,334
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,333,334
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,333,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 37953J107	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Michael J. Fox
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,333,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,333,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,333,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 37953J107	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

This Statement relates to the Common Stock, par value $0.05 per share (the “Common Stock”), of Global Healthcare REIT, Inc., a Utah corporation (the “Company”). The Company reports that its principal executive offices are located at 3050 Peachtree Road NW, Suite 355, Atlanta, Georgia 30305.

Item 2. Identity and Background.

This Statement is filed by (i) Park City Capital Offshore Master, Ltd., a Cayman Islands exempted company (the “Master Fund”), with respect to the Common Stock directly and beneficially owned by it, (ii) Park City Capital, LLC, a Texas limited liability company (“Park City Adviser”), as the investment adviser of the Master Fund, and (iii) Michael J. Fox, a United States citizen, as the managing member of Park City Adviser. The address of the principal office of the Master Fund, Park City Adviser and Mr. Fox is 200 Crescent Court, Suite 1575, Dallas, Texas 75201. The principal business of the Master Fund is serving as a private investment fund. Park City Adviser provides investment advisory and management services to the Master Fund.

Each of the Master Fund, Park City Adviser and Mr. Fox is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a “group.”

Mr. Fox and Mark Cook are directors of the Master Fund. Mr. Fox’s principal occupation is hedge fund manager and investment adviser, and Mr. Cook’s principal occupation is management of offshore corporations. Mr. Cook is a citizen of Australia, and his principal place of business address is P.O. Box 61, Harbor Centre, George Town, Grand Cayman, KY1-1102 Cayman Islands.

None of the Reporting Persons or any of their directors or officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their directors or officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Master Fund purchased 1,333,334 shares of Common Stock on December 31, 2013 in a private offering of Common Stock by the Company at a private offering price of $0.75 per share. The source of funds used in purchasing the Common Stock was working capital of the Master Fund. The total cost for purchasing the Common Stock reported in this Statement was approximately $1,000,000.50.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable. In addition, Mr. Fox has had discussions with existing board members of the Company regarding the potential addition of Mr. Fox to the board of directors of the Company (the “Board”).

CUSIP No. 37953J107	13D	Page 6 of 8 Pages

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein, and, if Mr. Fox is added to the Board in the future, as might be proposed by Mr. Fox in his capacity as a director of the Company or by the Board with the participation of Mr. Fox as a director of the Company. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,333,334 shares of Common Stock, which represents approximately 9.1% percent of the Company’s outstanding shares of Common Stock. The Master Fund directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Neither Park City Adviser nor Mr. Fox directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 14,720,149 shares of Common Stock outstanding, as obtained from the Company.

As adviser to the Master Fund, Park City Adviser may be deemed to be the beneficial owner of the shares of Common Stock disclosed as directly owned by the Master Fund in this Statement. Park City Adviser expressly disclaims beneficial ownership of the Master Fund’s shares of Common Stock, except to the extent of its pecuniary interest therein.

As managing member of Park City Adviser, Mr. Fox may be deemed to be the beneficial owner of the shares of Common Stock disclosed as directly owned by the Master Fund in this Statement. Mr. Fox expressly disclaims beneficial ownership of the Master Fund’s shares of Common Stock, except to the extent of his pecuniary interest therein.

(b) The Master Fund beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Master Fund in the applicable table set forth on the cover page to this Statement. Park City Adviser, as the investment manager of the Master Fund, may be deemed to beneficially own, and to have the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Master Fund in the applicable table set forth on the cover page to this Statement. Mr. Fox, as the managing member of Park City Adviser, may be deemed to beneficially own, and to have the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Master Fund in the applicable table set forth on the cover page to this Statement.

(c) Except for the Master Fund’s purchase of 1,333,334 shares of Common Stock on December 31, 2013 in a private offering of Common Stock by the Company, none.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 37953J107	13D	Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Item 7. Material to Be Filed as Exhibits.

The following document is filed as an exhibit:

99.1	Joint Filing Agreement, dated January 10, 2014, by and among the Reporting Persons.

CUSIP No. 37953J107	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 10, 2014

PARK CITY CAPITAL OFFSHORE MASTER, LTD.

By:	/s/ Michael J. Fox
Michael J. Fox,
Director

PARK CITY CAPITAL, LLC

By:	/s/ Michael J. Fox
Michael J. Fox,
Manager

MICHAEL J. FOX

By:	/s/ Michael J. Fox
Michael J. Fox